Via EDGAR

Mr. Norman Gholson
Attorney-Advisor
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:           Swift Energy Company

Form S-3 - Amendment No. 1 filed June 17, 2009

Dear Mr. Gholson:

This letter is in response to your letter dated June 16, 2009, regarding the above mentioned Form S-3 and the related comments upon our 2008 Form 10-K, first quarter 2009 Form 10-Q and Schedule 14A filed April 1, 2009.  Each numbered item below corresponds to the numbered item of your comment letter and is followed by our response and, where applicable, the new or modified future disclosure.

Form S-3 filed May 19, 2009

General

SEC Comment:

1.  We will not be in a position to consider a request for accelerated effectiveness of the Form S-3 until all outstanding issues, including any comments relating to disclosure in the Form 10-K for the fiscal year ended December 31, 2008, the Schedule 14A filed April 1, 2009, and the Form 10-Q for the fiscal quarter ended March 31, 2009, have been resolved.

Company Response:

We acknowledge the Staff’s position regarding a request for accelerated effectiveness of the Form S-3 registration statement requiring resolution of all outstanding issues contained in the Staff’s comments dated June 16, 2009.

Exhibit 5 — Legality Opinion

SEC Comment:

2.  Counsel states that the “foregoing opinions are limited to the Texas Business Corporation Act and the federal laws of the United States of America.”  The opinion should make clear that the opinion encompasses the applicable statutory provisions, the rules and regulations underlying the provisions, and applicable judicial and regulatory determinations.

SEC Comment:

3.  Also, we note your statement at page 12 of the Form S-3 that “The Indentures and the Debt Securities will be governed by, and construed in accordance with, the laws of the State of New York.”  Please obtain and file a legality opinion that covers the New York law issues applicable to the Indentures and the Debt Securities and that gives effect to comment 2, above.

Company Response to Numbers 2 and 3:

A revised legality opinion has been filed as Exhibit 5 to Amendment No. 1 to Registration Statement No. 333-159341 filed with the Commission yesterday on June 17, 2009.  The opinion has been revised to address both New York law and the matters covered by Comment No. 2.

SEC Comment:

4. Please revise the Form S-3 exhibit list to make clear that you have filed a signed opinion of counsel, rather than merely a “form of” opinion.

Company Response:

Amendment No. 1 to Registration Statement No. 333-159341 filed with the Commission on June 17, 2009 contains a revised exhibit list making clear that the Exhibit 5 opinion and consent contained therein are actual opinions rather than being “forms” of the opinion and consent.

SEC Comment:

5.  Each time that you do a takedown of any of the securities from this shelf registration, you must file a “clean” opinion of counsel as an exhibit for any securities you are taking down.  Please confirm that you will file the appropriate clean opinions.

Company Response:

In all take-downs of securities under this shelf registration statement we will file an appropriate opinion of counsel under Form 8-K (or post-effective amendment) in accordance with the guidance contained in Compliance and Disclosure Interpretation Question 212.05.

Form 10-K for the Fiscal Year Ended December 31, 2008

Properties, page 7

SEC Comment:

6.  Please clarify why you believe that it is useful to exclude asset retirement obligations from your PV-10 non-GAAP measure.  In this respect, we note that you will have to settle your asset retirement obligations in cash and the settlements would appear to be on a recurring basis.  If after reconsideration, you determine that excluding asset retirement obligations from your PV-10 non-GAAP measure does not result in a useful presentation of your measure, please revise to include these costs in future uses of this measure.  If you do believe that it is useful exclude asset retirement obligations and can demonstrate the usefulness, please add disclosure on page 12 to clarify that your PV-10 non-GAAP measure may be calculated differently than this measure is calculated by other companies. Also clarify in your glossary on page 25 that asset retirement obligations are omitted from your calculation of PV-10.

Company Response:

Based upon our review of the issues raised by this comment, we have reconsidered our exclusion of asset retirement obligations in presenting our PV-10 non-GAAP measure, we have determined that this exclusion does not result in a useful presentation of this measure.  Accordingly, we will include asset retirement obligations in all future presentations of our PV-10 non-GAAP measure.

Risk Factors, page 19

SEC Comment:

7. Eliminate the suggestion that other material risks may be scattered throughout the filing. Instead, ensure that you include in this section all - rather than "some" - material risks.

Company Response:

In all future filings with the Commission, our disclosure of risks will be revised so that all material risks are included, rather than making reference to the risks constituting “some of the material risks,” as was the case on page 19 of our Form 10-K for the year ended December 31, 2008.  Changes to accommodate this comment also have been made under the caption “Risk Factors” in the form of prospectus contained in Amendment No. 1 to Registration Statement No. 333-159341, filed with the Commission on June 17, 2009.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of  Operations

Overview, page 30

SEC Comment:

8.  We note your disclosure which states that you have limited your drilling activities in your reduced 2009 capital expenditures budget.  Please explain how the reduction in your development budget has impacted your assessment of your proved undeveloped reserves as of December 31, 2008.  Please explain to us whether there are any development projects that you have postponed as a result of the budget reduction and how you have determined that the reserves will still be recovered with reasonable certainty.  For example, we note that you have limited capital activity planned for the fields in Central Louisiana/East Texas region in fiscal year 2009.  Please explain how you have evaluated the existing economic conditions in place at December 31, 2008 and the fact that the wells will not be developed in 2009 when concluding that they contain proved undeveloped reserves.

Company Response:

The reduction in our 2009 development budget was taken into account in estimating our proved reserves at December 31, 2008.  As disclosed in “Management’s Discussion and Analysis” in our 2008 Form 10-K, during late 2008 significant decreases in oil and gas prices and continuing higher industry drilling and completion costs reduced our near-term economic expectations for all of our exploratory and developmental projects. Based on these factors, we reviewed all of our development projects using various future pricing and costs scenarios and elected to temporarily delay our 2009 drilling operations again as disclosed in our 2008 Form 10-K. Development projects that were deemed economic were delayed. Development projects originally slated for 2009 that were deemed uneconomic were eliminated from our 2009 capital budget.  The resulting budget reductions and lower prices resulted in the elimination of a significant number of proved undeveloped reserves from our year-end 2008 proved reserves, and also led to postponement of other projects to develop proved undeveloped reserves.  In deciding whether or not to develop particular proved undeveloped reserves, we observed economic conditions existing on December 31, 2008 and assessed how these conditions would impact each proved undeveloped location in our inventory. Those projects which were determined to be uneconomic were removed from the reserve report. The proved undeveloped locations that remained viable, despite the low pricing environment on December 31, 2008, are scheduled for development within approximately five years from year-end 2008.  By postponing some proved undeveloped drilling to future periods, we believed we would benefit in terms of lower development costs, as disclosed in our 2008 Form 10-K.  We determined that the proved undeveloped reserves underlying these postponed development projects were still recoverable with reasonable certainty by following the normal processes set out in SEC guidelines for recognition of proved reserves, which included review of leaseholds and contractual terms to assure that such deferral was allowed under those contracts and leaseholds, and that such proved undeveloped reserves still remained commercial under current budgeting, commodity pricing and cost conditions.

Contractual Commitments and Obligations, page 40

SEC Comment:

9. In a separately captioned section, disclose whether or not you have any off-balance sheet arrangements requiring disclosure pursuant to Item 303(a)(4) of Regulation S-K.

Company Response:

In all future periodic filings, we will include a new separate subcaption in “Management’s Discussion and Analysis” entitled “Contractual Commitments and Obligations” discussing whether or not there are any off-balance sheet arrangements requiring disclosure pursuant to Article 303(a) of Regulation S-K.  At the current time, we have no such off-balance sheet arrangements, and anticipate that our Form 10-Q for the second quarter of 2009 will so reflect.

Critical Accounting Policies..., page 41

SEC Comment:

10.  Please revise this section to include disclosure about critical accounting estimates or assumptions where the nature of the estimates or assumptions is material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change and the impact of the estimates and assumptions on financial condition or operating performance is material.  Please refer to Financial Reporting Codification Section 501.14.  Note that such disclosure should supplement, not duplicate, the description of accounting policies that are already disclosed in the notes to the financial statements.  Your disclosure should provide, with regard to each critical accounting estimate or assumption:

(a) An analysis of the uncertainties involved in applying the principle and the variability that is reasonably likely to result from its application.

(b) An analysis of how you arrive at the measures and how accurate the estimates or underlying assumptions have been in the past.

(c) An analysis of your specific sensitivity to change based on outcomes that are reasonably likely to occur and have a material effect.

Company Response:

In all future periodic filings, we will consult and comply with Financial Reporting Codification Section 501.14 and also re-evaluate which policies are critical, and will adjust the critical policies presented to include new critical policies and remove policies that are no longer critical.  The revised presentation of critical accounting policies will be streamlined from the disclosures in our financial statement footnotes.  The following disclosure is an example of our current critical accounting policies and will be added to Management’s Discussion and Analysis in its entirety:

“Critical Accounting Policies and New Accounting Pronouncements

Property and Equipment

We follow the “full-cost” method of accounting for oil and natural gas property and equipment costs.  Under this method of accounting, all productive and nonproductive costs incurred in the exploration, development, and acquisition of oil and natural gas reserves are capitalized including internal costs incurred that are directly related to these activities and which are not related to production, general corporate overhead, or similar activities.  Future development costs are estimated property-by-property based on current economic conditions and are amortized to expense as our capitalized oil and natural gas property costs are amortized.

We compute the provision for depreciation, depletion, and amortization (“DD&A”) of oil and natural gas properties using the unit-of-production method.  This calculation is done on a country-by-country basis.

The cost of unproved properties not being amortized is assessed quarterly, on a property-by-property basis, to determine whether such properties have been impaired. In determining whether such costs should be impaired, we evaluate current drilling results, lease expiration dates, current oil and gas industry conditions, international economic conditions, capital availability, and available geological and geophysical information. As these factors may change from period to period, our evaluation of these factors will change.  Any impairment assessed is added to the cost of proved properties being amortized.

The calculation of the provision for DD&A requires us to use estimates related to quantities of proved oil and natural gas reserves and estimates of unproved properties.  For both reserves estimates (see discussion below) and the impairment of unproved properties (see discussion above), these processes are subjective, and results may change over time based on current information and industry conditions. We believe our estimates and assumptions are reasonable; however, such estimates and assumptions are subject to a number of risks and uncertainties that may cause actual results to differ materially from such estimates.

Reserves Estimation

Uncertainties in this calculation stem from the estimating process related to quantities of proved oil and natural gas reserves and the present value of estimated future net cash flows therefrom.  Proved reserves are quantities of hydrocarbons to be recovered in the future from underground oil and natural gas accumulations that cannot be directly measured in an exact way. Therefore, reserve estimates are made from gathered data of imperfect accuracy and are subject to the same uncertainties inherent in that data.  Accordingly, reserves estimates may be different from the quantities of oil and natural gas ultimately recovered.

Full-Cost Ceiling Test

At the end of each quarterly reporting period, the unamortized cost of oil and natural gas properties (including natural gas processing facilities, capitalized asset retirement obligations, net of related salvage values and deferred income taxes, and excluding the recognized asset retirement obligation liability) is limited to the sum of the estimated future net revenues from proved properties (excluding cash outflows from recognized asset retirement obligations, including future development and abandonment costs of wells to be drilled, using period-end prices, adjusted for the effects of hedging, discounted at 10%, and the lower of cost or fair value of unproved properties) adjusted for related income tax effects (“Ceiling Test”). We did not have any outstanding derivative instruments at March 31, 2009 that would affect this calculation.

We believe our estimates and assumptions are reasonable; however, such estimates and assumptions are subject to a number of risks and uncertainties that may cause actual results to differ materially from such estimates.  See the discussion above related to reserves estimation.

In the first quarter of 2009, as a result of lower oil and natural gas prices at March 31, 2009, we reported a non-cash write-down on a before-tax basis of $79.3 million ($50.0 million after tax) on our oil and gas properties.  In the fourth quarter of 2008, we reported a non-cash write-down on a before-tax basis of $754.3 million ($473.1 million after tax) on our oil and gas properties due to lower oil and natural gas prices at the end of 2008.

Given the volatility of oil and natural gas prices, it is reasonably possible that our estimate of discounted future net cash flows from proved oil and natural gas reserves could change in the near-term.  If oil and natural gas prices continue to decline from our period-end prices used in the Ceiling Test, even if only for a short period, it is possible that additional non-cash write-downs of oil and natural gas properties could occur in the future. If we have significant declines in our oil and natural gas reserves volumes, which also reduce our estimate of discounted future net cash flows from proved oil and natural gas reserves, additional non-cash write-downs of our oil and natural gas properties could occur in the future.  We cannot control and cannot predict what future prices for oil and natural gas will be, thus we cannot estimate the amount or timing of any potential future non-cash write-down of our oil and natural gas properties if a decrease in oil and/or natural gas prices were to occur.”

Consolidated Statements of Income, page 49

SEC Comment:

11. Where one or more periods presented reflect that you have incurred net losses, please use the title ‘statements of operations,” in lieu of “statements of income.”

Company Response:

In all future filings, we will revise our presentation of our consolidated statements of income, or summaries thereof, so that if any of the periods presented therein reflect an incurrence of a net loss, the title “statements of operations” will be used in place of “statements of income.”

New Accounting Pronouncements, page 57

SEC Comment:

12.  Please remove disclosure from this section and elsewhere in your filing(s) that implies that Release 33-8995 includes specific requirements with regard to the measure “PV-10.”  “PV-10” is a non-GAAP measure not specifically discussed in Release 33-8995.

Company Response:

We will remove disclosures in our filings that imply that Release 33-8995 includes specific requirements with regard to measure PV-10.  An example of the modified disclosure for future filings is as follows:

•           Changes to prices used in reserves calculations, for use in both disclosures and accounting impairment tests.  Prices will no longer be based on a single-day, period-end price. Rather, they will be based on either the preceding 12-months’ average price based on closing prices on the first day of each month, or prices defined by existing contractual arrangements.

The original presentation in our 2008 Form 10-K was as follows:

•
Changes to prices used in the PV-10 and volumetric calculations, for use in both disclosures and accounting impairment tests.  Prices will no longer be based on a single-day, period-end price. Rather, they will be based on either the preceding 12-months’ average price based on closing prices on the first day of each month, or prices defined by existing contractual arrangements.

Controls and Procedures. page 78

SEC Comment:

13.  We note your statement that “The Company’s chief executive officer and chief financial officer have ... concluded that such disclosure controls and procedures are effective in alerting them on a timely basis to material information relating to the Company required under the Exchange Act to be disclosed in this report [emphasis added].” Please revise this disclosure either by removing the underlined language or by enhancing it to cover fully the definition of disclosure controls and procedures as set forth in Exchange Act Rule 13a-15(e).

Company Response:

In future filings we will specify, if true, that we maintain disclosure controls and procedures designed to ensure that information required to be disclosed in Exchange Act reports is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure, so that our disclosure will read as follows:

“We maintain disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, consisting of controls and other procedures designed to ensure that information we are required to disclose in the reports we file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms and that such information is accumulated and communicated to management, including our chief executive officer and our chief financial officer.  The Company’s chief executive officer and chief financial officer have evaluated such disclosure controls and procedures as of the end of the period covered by this annual report on Form 10-K and have determined that such disclosure controls and procedures are effective in ensuring that material information required to be disclosed in this quarterly report is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.”

Schedule 14A Filed April 1, 2009

SEC Comment:

14.  Please confirm in writing that you will comply with the following comments in all future filings.  Provide us also with an example of the disclosure you intend to use in each case.  After our review of your responses, we may raise additional comments.

Company Response:

We confirm that we will comply with comments 15 through 18 below in all our future filings with the Commission.

Compensation Discussion and Analysis, page 16

SEC Comment:

15.  You discuss the nature of various performance metrics with regard to annual cash bonuses and long-term equity incentives, but you do not disclose the specific numbers for quantitative performance metrics.  Please revise to disclose all qualitative and quantitative performance goals, including specific numbers for quantitative performance metrics.  See Items 402(b)(2)(v)-(vi) and Instruction 2 to Item 402(b) of Regulation S-K, as well as Compliance and Disclosure Interpretation Question 118.04

To the extent that you believe that disclosure of the goals would result in competitive harm such that they could be excluded properly under Instruction 4 to Item 402(b) of Regulation S-K, provide on a supplemental basis a detailed explanation supporting your conclusion.  To the extent that disclosure of the qualitative or quantitative performance goals would cause competitive harm, you are required to discuss how difficult it was or will be to achieve the goals.  Please see Instruction 4 to Item 402(b) of Regulation S-K.

Company Response:

In our Schedule 14A to be filed with the Commission in April 2010 for our next annual meeting of stockholders, we will disclose any qualitative performance metrics and any specific quantitative performance metrics which are material to our 2009 executive compensation policies or decisions for our named executive officers.  Subject to named executive officer compensation for 2009 being unknown at this time, and as disclosed in the “Compensation Discussion and Analysis” section under the subcaption “Change in Our 2009 Compensation Program Design” on page 26 of our Schedule 14A filed April 1, 2009, our Compensation Committee and our Board of Directors significantly modified our incentive compensation program for 2009 to make it a subjective and discretionary process.  In light of these changes in our incentive compensation program for 2009, we would anticipate replacing most of the disclosure regarding our prior incentive compensation policies and practices contained in our Schedule 14A filed April 1, 2009, with a disclosure reflecting the revised policy, which will be similar in substance to the following.  Please note that the following disclosure has been drafted in the past tense assuming it will be presented to stockholders in the proxy statement provided to them in April 2010.

“We substantially revised our incentive compensation program for 2009.  Our 2009 incentive compensation program is one in which the Compensation Committee subjectively determined named executive officer incentive compensation based upon those factors deemed relevant in their sole discretion, and in light of an after-the-fact review of 2009 Company performance.  These incentive compensation decisions for 2009 were not determined according to any pre-set numerical formulas, weighting factors or computations based upon achievement of one or more Company-wide goals or targets.  Our Board of Directors set certain Company-wide financial and operational goals for 2009 which were distributed to all employees.  These Company-wide goals were taken into account by the Compensation Committee in assessing our overall performance during 2009, along with external market comparisons, but achievement of any particular Company-wide performance goal or goals was not a pre-requisite to any particular level of incentive compensation paid to named executive officers.  Therefore, none of these Company-wide factors were material in determining executive compensation, as there was no weighting of such factors and no formula was established to convert our performance in meeting such Company-wide goals into 2009 named executive officer compensation.”

Long-Term Equity Incentives, page 21

SEC Comment:

16.  We note your discussion of “incentive targets” for long-term equity awards.  Your discussion on pages 22 to 23 appears to indicate that the amount or value of long-term equity awards is based upon performance criteria.  However, it is unclear from this discussion and from the discussion of Section 162(m) of the “Code” on page 26 whether your restricted stock awards are intended to comply with the requirements for qualified performance-based compensation.  Please clarify this issue in your discussion of long-term equity incentives and in your discussion of Section 162(m).  Among other things, please clarify whether the vesting criteria for the restricted stock awards are performance-based, time-based, or both, and the reasons for the vesting criteria.

Company Response:

In our future Schedule 14A filings, we will modify our disclosures to make clear that restricted stock awards are not intended to comply with the requirements of Section 162(m) of the Internal Revenue Code as qualified performance-based compensation, and we will modify our discussion of long-term equity incentives accordingly.  We will specifically state that vesting criteria for restricted stock awards are time-based, and give the reason therefor, subject to any changes which may be made in the form of any such awards in future periods.

Summary Compensation Table, page 28

SEC Comment:

17.  Please consider whether the amounts reported in the “Bonus” column for 2006 and 2007 and, for Mr. Mitchell, for 2008, belong in the “Bonus” column or in the “Non-Equity Incentive Plan Compensation” column. In this regard, please consult the definitions of “incentive plan” and “non-equity incentive plan” found in Item 402(a)(6)(iii) of Regulation S-K.

Company Response:

In all future filings, in preparing the Summary Compensation Table, we will consult the definitions of “incentive plan” and “non-equity incentive plan” found in Item 402(a)(6)(iii) of Regulation S-K in determining the proper column placement for all awards for each of 2007, 2008, and 2009, as applicable.

Form 10-Q for the Fiscal Quarter Ended March 31, 2009

Disclosure Controls and Procedures, page 33

SEC Comment:

18. Please make corresponding revisions as appropriate to give effect to the related comment regarding the Form 10-K, above.

Company Response:

We will make corresponding revisions in our future filings of Forms 10-Q as appropriate to give effect to the responses to Comments 6 through 17 above.

Closing Comments:

As requested in your letter to us, Swift Energy Company acknowledges that:

•	The company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should any additional information be required, or if you have any questions regarding this letter or further comments, please contact our outside securities counsel, Donald W. Brodsky, Baker & Hostetler, LLP, at 713.646.1335.

Sincerely, /s/ Alton D. Heckaman, Jr.
Alton D. Heckaman, Jr. Executive Vice President and Chief Financial Officer

cc:           Securities and Exchange Commission (via facsimile)

Swift Energy Company
Terry E. Swift
Bruce H. Vincent
Chris Abundis

Baker & Hostetler, LLP
Donald Brodsky